UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 12b-25

                           NOTIFICATION OF LATE FILING

Form 10-K |_|   Form 20-F |_|   Form 11-K |_|  Form 10-Q |X|
Form N-SAR |_|  Form N-CSR |_|

For period ended: March 31, 2009

( ) Transition Report on Form 10-K
( ) Transition Report on Form 20-F
( ) Transition Report on Form 11-K
( ) Transition Report on Form 10-Q
( ) Transition Report on Form N-SAR

For the Transition Period Ended: _______.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________.

PART I - REGISTRANT INFORMATION

                               JADE ART GROUP INC.
             (Exact name of Registrant as specified in its charter)

              NEVADA                                  71-1021813
              ------                                  ----------
   (State of other jurisdiction                    (I.R.S. Employer
 of incorporation or organization)              Identification Number)

                             #35, Baita Zhong Road,
             Yujiang County, Jiangxi Province, P.R. of China 335200
             ------------------------------------------------------
                     Address of principal executive offices

               Registrant's telephone number, including area code:
                                 (646)-200-6328

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PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

( ) a. The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

( X ) b. The subject annual report, semi-annual report, transition on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

( ) c. The accountant's statement or other exhibit required by Rule 12b- 25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period:

The audited financial statement to be included in the Company's Form 10-K for the year ended December 31, 2008 are being completed, and the Form 10-K itself filed, on the date of this Notification of Late Filing. The Company intends to complete its form 10-Q promptly after the filing of its Form 10-K for fiscal year 2008.

PART IV - OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification:

Chen-Qing Luo
Area Code and Phone Number
(646) 200-6328

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). (X) Yes ( ) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? (
X) Yes ( ) No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant anticipates that there may be a significant change in results of its operations for the quarter ended March 31, 2009, as compared to its quarter ended March 31,2008. However, the registrant does not believe that any such change would be relevant due to the fact that the financials for the quarter ended March 31, 2008 reflect results from the wood carving business which was discontinued during the quarter as well as the jade distribution operations which were acquired during the quarter.

                               JADE ART GROUP INC.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By: /s/ Chen-Qing Luo   Chief Financial Officer

Date: May 18, 2009